UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                     For the quarter ended March 31, 2001

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                          222 West Washington Avenue

                           Madison, Wisconsin 53703

                                 608-252-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                     For the Quarter Ended March 31, 2001




                                              CONTENTS

                                                                                                Page
                                                                                                ----
ITEM 1 - Organization Chart                                                                      3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                          5

ITEM 3 - Associate Transactions                                                                  6

ITEM 4 - Summary of Aggregate Investment                                                         7

ITEM 5 - Other Investments                                                                       7

ITEM 6 - Financial Statements and Exhibits                                                       8

SIGNATURES                                                                                       8

EXHIBIT A                                                                                        9




ITEM 1 - ORGANIZATION CHART
(As of March 31, 2001)

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                                                                                                           Percentage of
                         Name of Company                          Energy- or                                  Voting       Nature of
                  (Organization Chart Hierarchy)                 Gas-Related     Date of       State of     Securities     Business
             (Reporting companies denoted with (**))               Company    Organization   Organization      Held          (a)
------------------------------------------------------------------------------------------------------------------------------------
Alliant Energy Corporation                                           N/A           N/A             N/A           N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
     Cargill-Alliant, L.L.C. (**)                                   Energy      10/29/97       Wisconsin         50%      (v) - 2
------------------------------------------------------------------------------------------------------------------------------------
     Alliant Energy Resources, Inc.                                  N/A           N/A             N/A           N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
          Alliant Energy Development, LLC                            N/A           N/A             N/A           N/A         N/A
---------------------------------------------------------------- --------------------------------------------------------- ---------
               Argo Power LLC (**) (*)                              Energy       6/5/00        Delaware          67%      Inactive
------------------------------------------------------------------------------------------------------------------------------------
          Henwood Energy Services, Inc. (**)                        Energy       8/9/85       California         17%      (i)
------------------------------------------------------------------------------------------------------------------------------------
          Energy Performance Services, Inc. (**)                    Energy      12/17/93     Pennsylvania       100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
          Cogenex Corporation (**)                                  Energy       9/26/83     Massachusetts      100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               APS Cogenex LLC (**)                                 Energy       9/29/85       Delaware          50%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               Energy Capital and Services I, LP (**)               Energy       5/4/90      Massachusetts      100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               Energy Capital and Services II, LP (**)              Energy      11/13/90     Massachusetts      100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               Energy Holdings Corporation (**)                     Energy       10/3/94       Delaware         100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               EUA Cogenex West Corporation (**)                    Energy       9/26/83     Massachusetts      100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               EUA Cogenex-Canada Inc. (**)                         Energy      10/11/94        Canada          100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
                    EUA Cogenex-Canada Energy
                       Services, Inc. (**)                          Energy      12/16/97        Canada          100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
                         AGRA Cogenex Joint Venture (**)            Energy       7/8/97         Canada           50%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               Northeast Energy Management, Inc. (**)               Energy       1/7/94      Massachusetts      100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
          Enermetrix.com, Inc. (**)                                 Energy       1/17/95       Delaware          6%       (v) - 3
------------------------------------------------------------------------------------------------------------------------------------
          Nth Power Technologies Fund II, L.P. (**)                 Energy       2/25/00      California         8%       (ii)
------------------------------------------------------------------------------------------------------------------------------------
          SmartEnergy, Inc. (**)                                    Energy       11/3/00       Delaware          9%       (v) - 3
------------------------------------------------------------------------------------------------------------------------------------
          Alliant Energy Integrated Services Company                  N/A         N/A             N/A           N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
               Industrial Energy Applications, Inc. (**)            Energy       2/2/62          Iowa           100%      (i)
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                    BFC Gas Company L.L.C. (**)                     Energy       12/7/95         Iowa            60%      (vi)
------------------------------------------------------------------------------------------------------------------------------------
                    Energys, Inc. (**)                              Energy       6/25/84       Wisconsin        100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               RMT, Inc. (**)                                       Energy       7/29/83       Wisconsin        100%      (vii) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    Residuals Management Technology,
                       Inc., Ohio (**)                              Energy       1/22/97         Ohio            48%      (vii) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    RMT North Carolina, Inc. (**)                   Energy       4/6/69     North Carolina      100%      (vii) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    RMT, Inc., Michigan (**)                        Energy      12/15/95       Michigan         100%      (vii) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    RMT International, Inc. (**)                    Energy       10/9/97       Wisconsin        100%      (vii) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    Lake Engineering Inc. (**) (NEW)                Energy       9/2/82         Georgia         100%      (vii) - 1
------------------------------------------------------------------------------------------------------------------------------------
               Heartland Energy Group, Inc. (**)                    Energy       6/1/95        Wisconsin        100%      (v) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    Industrial Energy Applications
                       Delaware Inc.                                  N/A        N/A              N/A            N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
                         Oak Hill Pipeline L.P. (**)                Energy       4/1/97          Texas           99%      (ix) - 1
------------------------------------------------------------------------------------------------------------------------------------
                         Alliant South Texas Pipeline, L.P. (**)    Energy       4/20/99         Texas           99%      (ix) - 1
------------------------------------------------------------------------------------------------------------------------------------
                         Alliant Energy Desdemona, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)                  Energy       2/14/00       Delaware          99%      (ix) - 1
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                                       3
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Percentage of
                         Name of Company                         Energy- or                                   Voting     Nature of
                  (Organization Chart Hierarchy)                 Gas-Related     Date of       State of     Securities    Business
             (Reporting companies denoted with (**))               Company    Organization   Organization      Held         (a)
------------------------------------------------------------------------------------------------------------------------------------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Alliant Energy Field
                              Services, LLC)                        Energy       8/31/00         Texas           90%      (ix) - 1
------------------------------------------------------------------------------------------------------------------------------------
                  Alliant Energy Field Services, LLC                  N/A         N/A             N/A           N/A           N/A
------------------------------------------------------------------------------------------------------------------------------------
                         Alliant Energy Desdemona, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware Inc.)            Energy       2/14/00       Delaware          99%      (ix) - 1
------------------------------------------------------------------------------------------------------------------------------------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Industrial Energy
                              Applications Delaware Inc.)           Energy       8/31/00         Texas           90%      (ix) - 1
------------------------------------------------------------------------------------------------------------------------------------
                    NG Energy Trading, LLC (**)                     Energy       9/26/00       Oklahoma          51%      (v) - 1
------------------------------------------------------------------------------------------------------------------------------------
               Alliant Energy Integrated Services -
                  Energy Solutions LLC (**) (NEW)                   Energy       1/1/01          Iowa           100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
                    Schedin & Associates, Inc. (**)                 Energy       6/22/82       Minnesota        100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
               Alliant Energy Integrated Services -
                  Energy Management LLC (**) (NEW)                  Energy       1/1/01          Iowa           100%      (i)
------------------------------------------------------------------------------------------------------------------------------------
          Alliant Energy Investments, Inc.                           N/A          N/A            N/A             N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------
               Heartland Energy Services, Inc.                       N/A          N/A            N/A             N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------
                    ReGENco L.L.C. (**)                             Energy       4/19/99       Wisconsin         30%      (vii) - 2
------------------------------------------------------------------------------------------------------------------------------------
          Alliant Energy Transportation, Inc.                        N/A          N/A            N/A             N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------
               Williams Bulk Transfer Inc. (**)                     Energy       4/27/99         Iowa           100%      (ix) - 2
------------------------------------------------------------------------------------------------------------------------------------

N/A - Not applicable
(a) The following abbreviations were used:

-------------------------------------------------------------------------------------------------------------
Abbreviation       Nature of Business
-------------------------------------------------------------------------------------------------------------
(i)                Energy management services
(ii)               Development and commercialization of innovative electrotechnologies
(v) - 1            Brokering and marketing of energy commodities - natural gas
(v) - 2            Brokering and marketing of energy commodities - electricity
(v) - 3            Brokering and marketing of energy commodities - natural gas and electricity
(vi)               Production of alternative fuels
(vii) - 1          Environmental licensing, testing, and remediation services
(vii) - 2          Integrated turbine and generator services
(ix) - 1           Fuel transportation facilities services
(ix) - 2           Fuel handling and storage facilities services
-------------------------------------------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at March 31, 2001

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                                                                        Principal
              Company                          Type of                  Amount of
              Issuing                         Security                 Security                    Person to
             Security                          Issued                (in thousands)         Whom Security was Issued
------------------------------------------------------------------------------------------------------------------------------------
Alliant Energy Desdemona, LP             Partnership capital             $1,935  Industrial Energy Applications Delaware Inc.(1)
                                         Partnership capital                 $2  Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC               Money pool borrowings          $12,005  Alliant Energy Resources, Inc.(1)
Alliant Energy Integrated Services -
     Energy Solutions LLC                Money pool borrowings           $1,200  Alliant Energy Resources, Inc.(1)
Alliant South Texas Pipeline, L.P.       Partnership capital             $6,346  Industrial Energy Applications Delaware Inc.(1)
Bastian Bay Pipeline, LP                 Partnership capital               $415  Industrial Energy Applications Delaware Inc.(1)
BFC Gas Company L.L.C.                   Capital                         $2,600  Industrial Energy Applications, Inc.(1)
Cargill-Alliant, L.L.C.                  Capital                         $5,000  Alliant Energy Corporation(1)
Cogenex Corporation (Incl. subsidiaries) Capital                        $60,000  Alliant Energy Resources, Inc.(1)
Energys, Inc.                            Capital                         $8,685  Industrial Energy Applications, Inc.(1)
                                         Money pool borrowings             $707  Alliant Energy Resources, Inc.(1)
Energy Performance Services, Inc.        Capital                        $12,494  Alliant Energy Resources, Inc.(1)
Enermetrix.com, Inc.                     Preferred stock                $10,040  Alliant Energy Resources, Inc.(1)
Heartland Energy Group, Inc.             Common stock                   $16,100  Alliant Energy Integrated Services Company(1)
                                         Money pool borrowings           $2,961  Alliant Energy Resources, Inc.(1)
Henwood Energy Services, Inc.            Common stock                    $1,342  Alliant Energy Resources, Inc.(1)
Industrial Energy Applications, Inc.     Common stock                    $9,971  Alliant Energy Integrated Services Company(1)
                                         Money pool borrowings          $38,523  Alliant Energy Resources, Inc.(1)
Lake Engineering Inc.                    Capital                         $2,400  RMT, Inc.(1)
NG Energy Trading, LLC                   Capital                         $2,250  Heartland Energy Group, Inc.(1)
Nth Power Technologies Fund II, L.P.     Partnership capital             $3,500  Alliant Energy Resources, Inc.(1)
Oak Hill Pipeline L.P.                   Partnership capital             $4,408  Industrial Energy Applications Delaware Inc.(1)
ReGENco L.L.C.                           Class A Units                   $1,083  Heartland Energy Services, Inc.(1)
                                         Class B Units                     $667  Heartland Energy Services, Inc.(1)
RMT, Inc. (Incl. all subsidiaries except
     Lake Engineering Inc.)              Common stock                   $11,822  Alliant Energy Integrated Services Company(1)
Schedin & Associates, Inc.               Money pool borrowings             $965  Alliant Energy Resources, Inc.(1)
SmartEnergy, Inc.                        Preferred stock                 $6,500  Alliant Energy Resources, Inc.(1)
Williams Bulk Transfer Inc.              Common stock                        $1  Alliant Energy Transportation, Inc.(1)
                                         Money pool borrowings           $5,131  Alliant Energy Resources, Inc.(1)
-------------------------------------------------------------------------------- ---------------------------------------------------

(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2001

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):
------------------------------------------------------------------------------------------------------------------------------------
 Reporting     Associate                                                   Direct        Indirect                         Total
  Company       Company             Types of                               Costs          Costs          Cost of         Amount
 Rendering     Receiving            Services                               Charged       Charged         Capital         Billed
 Services      Services             Rendered                           (in thousands) (in thousands)  (in thousands) (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
IEA            Whiting          Gas marketing                                 $8            $-              $-             $8
RMT            WP&L             Environmental consulting                      21             -               -             21
RMT            IEA              Environmental consulting                     105             -               -            105
RMT            IESU             Environmental consulting                       1             -               -              1
RMT            Barge            Environmental consulting                       6             -               -              6
RMT            Resources        Environmental consulting                       6             -               -              6
RMT            IPC              Environmental consulting                       1             -               -              1
Williams       Cargill-Alliant  Coal handling                                193             -               -            193
------------------------------------------------------------------------------------------------------------------------------------





Part II -- Transactions performed by associate companies on behalf of reporting companies (a):
------------------------------------------------------------------------------------------------------------------------------
Associate   Reporting                                                 Direct        Indirect                         Total
 Company     Company                    Types of                      Costs           Costs        Cost of          Amount
Rendering   Receiving                   Services                     Charged         Charged       Capital          Billed
Services    Services                    Rendered                 (in thousands)  (in thousands) (in thousands)  (in thousands)
------------------------------------------------------------------------------------------------------------------------------

IESU         Cargill-Alliant   Coal Sales                             $330             $-             $-            $330
IESU         IEA               Fossil plant operations                   1              -              -               1
RMT          IEA               Environmental consulting                105              -              -             105
Williams     Cargill-Alliant   Coal handling                           193              -              -             193
-----------------------------------------------------------------------------------------------------------------------------


(a) The following abbreviations were used:
---------------------------------------------------------           ---------------------------------------------------------
Abbreviation       Legal Name                                       Abbreviation      Legal Name
---------------------------------------------------------           ---------------------------------------------------------
Barge              IEI Barge Services, Inc.                         Resources         Alliant Energy Resources, Inc.
Cargill-Alliant    Cargill-Alliant, L.L.C.                          RMT               RMT, Inc.
IEA                Industrial Energy Applications, Inc.             Whiting           Whiting Petroleum Corporation
IESU               IES Utilities Inc.                               Williams          Williams Bulk Transfer Inc.
IPC                Interstate Power Company                         WP&L              Wisconsin Power and Light Company

---------------------------------------------------------           ---------------------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:
------------------------------------------------------------------------------------------------------------------------------------
Total consolidated capitalization as of March 31, 2001 (a)                                          $4,575,396         Line 1
------------------------------------------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                                     686,309         Line 2
------------------------------------------------------------------------------------------------------------------------------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                              686,309         Line 3
------------------------------------------------------------------------------------------------------------------------------------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                                97,418
     Energy-related business category ii                                                               10,000
     Energy-related business category iii                                                                   -
     Energy-related business category iv                                                                    -
     Energy-related business category v                                                                34,561
     Energy-related business category vi                                                                   31
     Energy-related business category vii                                                               5,150
     Energy-related business category viii                                                                  -
     Energy-related business category ix                                                               13,830
     Energy-related business category x                                                                     -
                                                                                                 ___________________________
          Total current aggregate investment                                                          160,990         Line 4
------------------------------------------------------------------------------------------------------------------------------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                                 $525,319         Line 5
------------------------------------------------------------------------------------------------------------------------------------


Investments in gas-related companies:

------------------------------------------------------------------------------------------------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                             $-
     Gas-related business category ii                                                             -
         Total current aggregate investment                                          _________________________
                                                                                                 $-
------------------------------------------------------------------------------------------------------------------

(a)  Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper, notes payable and other short-term borrowings).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                             Other               Other
                 Major Line Of             Investment         Investment
                Energy-Related              In Last             In This        Reason for Difference
                   Business              U-9C-3 Report       U-9C-3 Report     In Other Investment
------------------------------------------------------------------------------------------------------------------------------------

Energy-related business category i*         $48,475            $48,475         No change.

Energy-related business category v*          $8,289             $8,289         No change.

Energy-related business category vi*         $2,569             $2,569         No change.

Energy-related business category vii*       $11,822            $11,822         No change.

Energy-related business category ix*         $4,705             $4,408         In the first quarter of 2001, Oak Hill Pipeline L.P.
                                                                               made a distribution of $297 to Industrial Energy
                                                                               Applications Delaware, Inc.
------------------------------------------------------------------------------------------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).


B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
      None












                                  SIGNATURES



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 25th day of May 2001.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------      (Principal Accounting Officer)
John E. Kratchmer